

<u>Mail Stop 3010</u>

October 28, 2009

Douglas W. Vicari
Chief Financial Officer
Chesapeake Lodging Trust
710 Route 46 East
Suite 206
Fairfield, NJ 07004

> **Re:** **Chesapeake Lodging Trust**
> **Registration Statement on Form S-11**
> **Filed September 28, 2009**
> **File No. 333-162184**

Dear Mr. Vicari:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>General</u>

1. We note that you intend to elect to be taxed as a REIT and it appears that you have not yet identified any specific hotel assets to acquire with the net proceeds of this offering. As a result, your offering appears to constitute a "blind-pool" offering. Accordingly, as applicable, please provide the disclosures required by Industry Guide 5 or advise us why this is not appropriate. At a minimum, please

address the application of Guide 5 to Highland Hospitality Corporation. See Securities Act Release 33-6900.

2. Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

3. We note that concurrently with the registered offering, in separate private placements you will sell common shares (representing up to $20 million of common shares) to Hyatt Hotels Corporation or its affiliates and common shares to certain of your executive officers and trustees. Please provide us with a detailed analysis regarding why the concurrent private placements should not be integrated into your current public offering. Please see Securities Act Release No. 8828 (Aug. 10, 2007).

4. Please provide us with highlighted copies of any study, report or survey that you cite or on which you rely. Confirm that the industry reports, studies or surveys that you rely on were publicly available and not prepared for you and that you did not compensate the party that prepared these reports or studies. Alternatively, please file consents for the parties providing this data as exhibits to the registration statement.

5. Please amend your filing to provide the information required by Item 506 of Regulation S-K.

6. We note that you do not believe that your investments in securities will require you to register as an "investment company" under the Investment Company Act of 1940 and you intend to divest securities before any registration would be required. Please provide us with a detailed analysis of the exemption(s) to registration under the Investment Company Act of 1940 that you intend to use, if needed. Further, please note that we will refer your response to the Division of Investment Management for further review.

Prospectus Summary, page 1

7. We note the various prior performance information appearing on pages one through three regarding Highland Hospitality Corporation in your summary that describes the performance of Highland Hospitality Corporation and that is repeated later in the prospectus. Inclusion of this information in the summary may give it undue emphasis, considering that it does not describe your historical performance. Please revise your disclosure to remove this information from the prospectus summary.

Overview, page 1

8. You disclose that you intend to target overall debt levels of a certain percentage of your historical asset costs on a portfolio basis. The meaning of this is unclear. Please revise to explain in clear, plain language the amount overall debt that you are planning to incur.

Competitive strengths, page 2

9. Please provide a basis for your statement that your management team has a "proven track record."

U.S. lodging industry, page 3

10. We note your statements in this section and elsewhere in the prospectus that you expect RevPAR to begin improving in the second half of 2010 and, that as a result, 2011 is expected to be the first full year of RevPAR growth and this improvement in industry performance is expected to accelerate for several years following 2011. Please provide your basis for these statements. If true, please also expand your risk factor beginning on page 12, "Failure of the lodging industry to exhibit improvement . . . .," to explain that your business strategy is dependent on these expectations.

Market opportunity, page 4

11. Please provide a basis for your statement that there is "limited competition" for your target assets.

Our strategy, page 4

12. You disclose that you will pursue investment opportunities primarily in hotel properties operating under national franchise brands such as Hyatt, Hyatt Regency, Hilton, Marriott, Renaissance, Sheraton and Westin. Please also clearly disclose whether or not you or your officers already have prior relationships with these national franchise brands so that investors will understand the likelihood of you being able to successfully implement this strategy.

13. You disclose that you will seek to acquire hotel properties that are primarily located in high barrier to entry markets in the top 25 Metropolitan Statistical Areas (MSAs). Please explain what makes a market have high barriers to entry, define what an MSA is, and provide some specific examples of the top 25 MSAs that you are considering to initially invest in. Please also disclose if you plan to acquire hotel properties outside the United States and, if so, where.

14. Please define the concept of "risk-adjusted returns."

The offering, page 9

15. We note your disclosure on page 37 that you do not currently intend to pay distributions from offering proceeds. Your disclosure, however, leaves open the possibility that you may pay distributions from offering proceeds. Please clearly state whether funds for your distributions could include the funds raised in the public and concurrent private offerings. Please add a summary risk factor on pages 5 and 6 to disclose that you may pay distributions from offering proceeds, borrowings, or the sale of assets to the extent distributions exceed earnings or cash flows from operations. Please also revise the risk factor "We have not established a minimum distribution payment . . . ." beginning at the bottom of page 29.

Risk factors, page 11

16. Item 503(c) of Regulation S-K requires that you "set forth each risk factor under a subcaption that adequately describes the risk." Some of the current risk factor subcaptions do not adequately describe the risk to your business. For example, some of the subcaptions describe an event that may occur in the future, such as "We may not realize any benefits from our sourcing agreement with Hyatt" or state a fact about your business, such as "Our returns depend on management of our hotels by third parties." Please succinctly state in your subheadings the risks that result from the facts or uncertainties.

17. Please add a risk factor that specifically addresses the risks to you if you are not able to purchase hotel properties at deep discounts to replacement cost.

18. Please consider adding a risk factor to discuss your reliance on the technology platform and information systems provided to you by Paramount Hotel Group.

Operating our hotels under franchise agreements could adversely affect …, page 13

19. Please revise this risk factor subheading to briefly explain how the use of franchise agreements could adversely affect your shareholder distributions.

Future debt service obligations could adversely affect our overall operating results …, page 15

Our ability to make distributions to our shareholders . . . ., page 17

20. These risk factors contain multiple risks. Please revise so that each risk factor only focuses on a single risk.

Use of Proceeds, page 35

21. Please discuss how long you expect it to take to invest offering proceeds in a portfolio of hotel properties.

U.S. lodging industry, page 38

22. Please confirm to us that the forecasts that you have provided in this section have been prepared by independent third party sources. Please disclose the sources to the extent you have not already done so.

Our business, page 42

23. In your Risk Factors section, you disclose that your senior executive officers are your only employees and you expect to rely initially on a technology platform and information systems provided to you by Paramount Hotel Group. Please describe your limited number of employees, your plans for employee growth and your use of technology to run your business in this section.

Our team, page 42

24. We note your disclosure that the sale of Highland resulted in a total return of 127% for one share purchased at the IPO price of $10 per share and the relevant assumptions. Please tell us why you believe this performance measure is relevant to investors in you and describe your methodology for calculating these amounts in greater detail. Please also explain how you have determined that the transaction is "valued at approximately $2 billion." Please balance your discussion of Highland with any adverse business developments or conditions.

Our strategy, page 46

25. You disclose that you will seek to acquire hotel properties that are in "good condition" or are "relatively new." Please disclose what criteria you consider in determining that a hotel property is in good condition and how old you consider a relatively new property to be.

26. You disclose that you will evaluate opportunities to re-brand certain hotels. Please explain in greater detail how the re-branding process works. Please also explain the relevance of your re-branding strategy in light of your strategy to pursue investment opportunities primarily in hotel properties operating under national franchise brands such as Hyatt, Hyatt Regency, Hilton, Marriott, Renaissance, Sheraton and Westin.

27. You disclose that you will investigate hotel management at underperforming properties to assess whether you can realize strong returns by acquiring the properties at an attractive price and replacing the property's management. Please

disclose how you intend to perform such investigations on hotel properties that you do not own.

Financing policy and strategy, page 47

28. You disclose that your board of trustees will review your debt limits and policies on a regular basis and will have the ability to amend or modify your leverage policies without the approval of our shareholders. Please additionally disclose how and when you will disclose any changes to your financing policy and strategy to your shareholders.

Management, page 58

Trustees and executive officers, page 58

29. You disclose that your board of trustees currently consists of two trustees but upon completion of the offering, your board of trustees will consist of additional trustees, each of whom will have been nominated for election and will have consented to serve as a trustee. When such trustees are chosen, please include this information in the prospectus.

Investment policies and policies with respect to certain activities, page 72

30. You disclose that your investment policies may be amended or revised from time to time at the discretion of your board of trustees without a vote of our shareholders. Please additionally disclose how and when you will disclose any changes to your investment policies to your shareholders.

Investment in mortgages, structured financings and other lending policies, page 72

31. You disclose that you may consider offering "purchase money financing." Please explain this concept.

Material U.S. federal income tax considerations, page 93

U.S. federal income taxation of Chesapeake Lodging Trust, page 94

32. Please update your disclosure prior to seeking effectiveness of the registration statement to state that you have received the opinion of counsel to the effect that your organization and your proposed method of operation will enable you to meet the requirements for qualification and taxation as a REIT for the taxable year ending December 31, 2009, and thereafter.

Balance Sheet, page F-3

33. Please clarify to us what is included in other assets of $125,000.

Item 36. Financial Statements and Exhibits, page II-3

34. Please submit all exhibits as promptly as possible. We will review the exhibits prior to granting effectiveness of the registration statement and may have further comments after our review. If you are not in a position to file your legal and tax opinions with the next amendment, please provide draft copies for us to review.

35. We note that you have entered into a sourcing relationship with Hyatt. Please advise us why the sourcing agreement with Hyatt is not filed as an exhibit to the registration statement or, alternatively, please file this agreement with your next amendment to the registration statement.

36. Please also include the form of franchise agreement and form of management agreement you have negotiated with Hyatt as exhibits.

37. Please tell us why you are filing the "form of" various agreements. Explain why you are not able to file final, executed agreements prior to effectiveness of the registration statement.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact William Demarest at (202) 551-3432 or Eric McPhee at (202) 551-3693 if you have questions regarding comments on the financial statements and related matters. Please contact Rochelle K. Plesset in the Division of Investment Management at (202) 551-6840 if you have questions regarding comments related to the Investment Company Act of 1940. Please contact Phil Rothenberg at (202) 551-3466 or me at (202) 551-3655 with any other questions.

Sincerely,

Sonia Gupta Barros
Special Counsel

cc: James E. Showen, Esq.
        Kevin L. Vold, Esq.